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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/20 (MM/DD/YY) AND ENDING 04/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferghana Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 2740

(No. and Street)

New York,	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Krindel Jr (212) 966-7900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Krindel Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferghana Securities, Inc., as of April 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191607
Qualified in ~~Kings County~~ Queens
My Commission Expires 08|18|2024

Notary Public

Signature
President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of Queens
Subscribed and sworn to (or affirmed) before me on this 28 day of June, 2021 by William J. Kridel Jr. proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Ferghana Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. (the "Company") as of April 30, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
June 28, 2021

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2021

ASSETS

Cash	$ 56,112	
Due from Parent	79,951	
Accounts receivable	62,500	
TOTAL ASSETS		$198,563

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable & Accrued expenses	$9,706	
TOTAL LIABILITIES		$ 9,706
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$1	
Additional paid in capital	13,950	
Retained earnings	174,906	
TOTAL STOCKHOLDER'S EQUITY		188,857
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$198,563

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED APRIL 30, 2021

REVENUES:		
Fee income	$697,000	
Interest income	2	
Other	5,000	
TOTAL REVENUES		$702,002
EXPENSES:		
Salaries, including benefits	$216,000	
Rent	120,000	
Professional fees	220,187	
Office	62,790	
Communications and other administrative expense	120,000	
Regulatory charges and fees	8,690	
TOTAL EXPENSES		747,667
LOSS BEFORE INCOME TAXES		(45,665)
INCOME TAXES		0
NET LOSS		$(45,665)

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2021

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - Beginning of year	$ 1	$ 13,950	$ 220,571	$ 234,522
Net loss	-	-	(45,665)	(45,665)
Balance - End of year	$ 1	$ 13,950	$ 174,906	$ 188,857

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(45,665)
Adjustments to reconcile net loss to net cash used in operating activities:	
Forgiveness of EIDL loan	(5,000)
(Increase) Decrease in Assets:	
Due from Parent	90,150
Accounts receivable	(25,000)
Increase (Decrease) in liabilities:	
Accounts payable and accrued expenses	(33,742)
NET CASH USED IN OPERATING ACTIVITIES	(14,257)
CASH FLOWS FROM INVESTING:	
CASH FROM FINANCING ACTIVITIES:	
Financing Activities: EIDL loan	5,000
NET CHANGE IN CASH	(14,257)
CASH - BEGINNING OF YEAR	70,369
CASH - END OF YEAR	$ 56,112
SUPPLEMENTAL DISCLOSURES:	
CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 0
Interest	$ 0

Non-Cash Disclosures:
During the year ended April 30, 2021, the Company was granted forgiveness on their EIDL advance funds in the amount of $5,000.

See Accompanying Notes to Financial Statemen

1. ORGANIZATION:

Ferghana Securities, Inc. (the "Company"), was formed in Delaware on April 22, 1997. The Company's main office is located in New York, NY. It is a wholly owned subsidiary of Ferghana Partners Inc ("Parent"). The Company is a Broker Dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Securities Exchange Commission ("SEC").

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for equity and debt offering transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition results of operations and cash flows. References to accounting principles generally accepted in the United States of America "GAAP") in these notes are to the FASB Accounting Standards Codification sometimes referred to as the "Codification" or "ASC"

USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

INCOME TAXES:

The Company and its Parent file consolidated Federal, state and city income tax returns. The Company calculates Federal, state and local income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The consolidated tax return for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2017.

The Company has available at April 30, 2021, unused operating loss carry-forwards, which may be applied against future taxable income, totaling in a net deferred tax asset of approximately $97,000, that expires in 2040. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

SUBSEQUENT EVENTS:

The Company has reviewed transactions and events from its year-end April 30, 2021 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. **ACCOUNTS RECEIVABLE:**

Accounts receivable represent amounts receivable by the Company from various clients for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on experience and current conditions. For the year ended April 30, 2021, accounts receivable totaled $62,500. No allowance for uncollectible accounts receivable was required as of April 30, 2021.

4. **REVENUE RECOGNITION:**

The Company earns investment banking services fees under private placement contracts for equity and debt offerings conducted by the Company's clients.

Retainer fees are billed on a periodic basis for engagement services performed in accordance with the contractual agreement. Revenue is recognized in the period billed and nonrefundable, reflecting the Company's completion of its related performance obligations. Retainer fees totaled $671,500 for the year then ended.

The Company did not have any open contracts or deferred revenue as of April 30, 2021.

Success fees are billed upon completion of the engagement in accordance with the contractual agreement, typically the closing of the underlying client offering transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the client agreement terms. Success fees totaled $25,500 for the year then ended.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out of pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the case that client engagements are terminated for other reasons.

5. RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative, general overhead and office space costs. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an Office and Administrative Services Agreement. For the year ended April 30, 2021, these expenses amounted to $720,000 of which $0 was payable as of April 30, 2021.

The Company has a receivable Due from Parent of $79,951 as of April 30, 2021. The receivable is non-interest bearing. Repayment terms are unwritten subject to the Parent's determination.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Ferghana Partners Inc ("Parent") will continue to provide financial support as needed to the Company through at least April 30, 2022. The Parent intends to do so through earnings, cash and or loans from its directors.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, my exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2021, the Company's account did not exceed FDIC insured limits

At April 30, 2021 and for the year then ended five clients accounted for 100% of the Company's accounts receivable and fee revenue.

7. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 420 Lexington Avenue, New York, N.Y. 10170 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934's (SEA") Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital, of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2021 the Company had net capital of $46,406 and aggregate indebtedness of $9,706. The net capital ratio was 20.92 to 1 or .2092% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $41,406.

9. NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

10. COVID-19 IMPACT:

Management is currently evaluation the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Under the terms of the CARES Act, the Company received a $5,000 advance of the Economic Injury Disaster Loan ("EDIL") on May 5, 2020. The COVID-19 Targeted EIDL Advance was signed into law on December 27, 2020, as part of the Economic Aid to Hard-Hit Small Businesses, Non-Profits, and Venues Act. The Targeted EIDL Advance provides business in low-income communities with additional funds to ensure small business continuity, adaptation, and resilience. Advance funds of up to $10,000 were forgiven. As of April 30, 2021, the EIDL of $5,000 was forgiven and shown on the Statement of Operations as Other income.

11. COMMITMENT AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at April 30, 2021, or during the year then ended.

FERGHANA SECURITIES, INC.

SUPPLEMENTARY INFORMATION

APRIL 30, 2021

FERGHANA SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO SEC RULE 15C3-1

APRIL 30, 2021

NET CAPITAL:	
Stockholder's equity	$ 188,857
Deductions and charges:	
Non-allowable assets	142,451
NET CAPITAL BEFORE HAIRCUTS	$ 46,406
Haircuts	-
NET CAPITAL	$ 46,406
AGGREGATE INDEBTEDNESS:	
Accounts Payable and accrued expenses	$ 9,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 41,406
Excess net capital at 120%	$ 40,406
Ratio: Aggregate indebtedness to net capital	(20.92 to 1)

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA dated April 30, 2021.

See Report of Independent Registered Public Accounting Firm

FERGHANA SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3

APRIL 30, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company is a non-covered firm and limits its business activities to investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defines in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferghana Securities, Inc.
Report of Exemption Provisions
Pursuant to 17 C.F.R § 15c3-3(k)
For the Year Ended April 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Stockholder of Ferghana Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ferghana Securities, Inc. claimed: it is exempt from Securities Exchange Act of 1934 Rule 15c3-3 as a non-covered firm because it limits its business activities to investment banking services to the global Healthcare and Chemicals Sectors for equity and debt offering transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Ferghana Securities, Inc. stated that Ferghana Securities, Inc. met the exemption provisions throughout the most recent fiscal year ended April 30, 2021 without exception. Ferghana Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferghana Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Ferghana Securities, Inc.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 28, 2021

Ferghana Securities, Inc.

Annual Exemption Report

Year Ended April 30, 2021

Ferghana Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company has filed an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company is a non-covered firm and limits its business activities to investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defines in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferghana Securities, Inc.

I, William J. Kridel, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: William J Kridel Jr

Title: Chief Financial Officer and Chief Compliance Officer

Ferghana Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended April 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To those Charged with Governance and the Stockholder of Ferghana Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ferghana Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Ferghana Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2021. Ferghana Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ferghana Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ferghana Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 28, 2021

FERGHANA SECURITIES, INC.

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4)

FOR THE PERIOD MAY 1, 2020 TO APRIL 30, 2021

AS ORGINALLY FILED - FORM SIPC-7

2a.	Total revenue	$702,002.
2c.	Deductions	0
2d.	SIPC Net Operating Revenues	$702,002.
2e./A	General Assessment @.0015	$1,053.
B	Less payment made with SIPC-6 filed	$ 507.
F	Assessment balance due - payment made May 26 2021	$ 546.